 Filed Pursuant to Rule 424(b)(5)
 Registration No. 333-265488
PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated June 8, 2022 and
Prospectus Supplement dated January 17, 2024 and
Prospectus Supplement No. 1 dated February 23, 2024)

$1,000,000,000
Common Stock

This prospectus supplement no. 2 (this “prospectus supplement no. 2”) is being filed to update, amend and supplement certain information in the prospectus supplement, dated and filed with the Securities and Exchange Commission on January 17, 2024 (the “prospectus supplement”) and amendment no. 1 to the prospectus supplement dated and filed with the Securities and Exchange Commission on February 23, 2024 (the “prospectus supplement no. 1”), relating to the offer and sale of shares of our common stock having an aggregate gross sales price of up to $1,000,000,000, from time to time through or to B. Riley Securities, Inc. (“B. Riley Securities”), as sales agent or principal, pursuant to the At Market Issuance Sales Agreement, dated January 17, 2024 (the “Original Sales Agreement”), as amended by Amendment No. 1 to the At Market Issuance Sales Agreement, dated February 23, 2024 (together with the Original Sales Agreement, the “Sales Agreement”), with B. Riley Securities. This prospectus supplement no. 2 should be read in conjunction with the prospectus supplement and prospectus supplement no. 1.
As of the date of this prospectus supplement no. 2, we have offered and sold 219,835,221 shares of our common stock having an aggregate gross sales price of approximately $677,245,001 under the Sales Agreement and shares of our common stock having an aggregate gross sales price of $624,828,005 remain available for issuance and sale under the Sales Agreement.
On November 7, 2024, we entered into Amendment No. 2 to the At Market Issuance Sales Agreement (“Amendment No. 2” and together with the Sales Agreement, the “Amended Sales Agreement”) with B. Riley Securities. Amendment No. 2 increased the aggregate gross sales price of the Company’s common stock we may offer and sell pursuant to the Amended Sales Agreement by $375,171,995 to $1,000,000,000.
In addition, Amendment No. 2 provides that from and after the date hereof, through and including February 7, 2025, we will have the right, but not the obligation, from time to time at our sole discretion, to direct B. Riley Securities on any day to act on a principal basis and purchase from us $11,000,000 (the “Maximum Commitment Advance Purchase Amount”), and to purchase in principal transactions (including any shares sold by B. Riley Securities in agency transactions) in any calendar week up to $55,000,000 (the “Maximum Commitment Advance Purchase Amount Cap”), subject to certain conditions. If our market capitalization is less than $1,000,000,000 on and after February 8, 2025, the Maximum Commitment Advance Purchase Amount shall be decreased to $10,000,000 and the Maximum Commitment Advance Purchase Amount Cap shall be decreased to $30,000,000.
This prospectus supplement no. 2 should be read in conjunction with the prospectus supplement and prospectus supplement no. 1, and is qualified by reference thereto. Unless otherwise indicated, all other information included in the prospectus supplement, as amended by prospectus supplement no. 1, that is not inconsistent with the information set forth in this prospectus supplement no. 2 remains unchanged. This prospectus supplement no. 2 is not complete without, and may only be delivered or utilized in connection with, the prospectus supplement, prospectus supplement no. 1 and any other future amendments or supplements thereto.
Our common stock is listed on the Nasdaq Capital Market under the symbol “PLUG.” On November 6, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.97 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” beginning on page S-6 of the prospectus supplement and in the other documents that are incorporated by reference in the prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley Securities
The date of this prospectus supplement no. 2 is November 7, 2024.

PLAN OF DISTRIBUTION
On November 7, 2024, we entered into Amendment No. 2 to the At Market Issuance Sales Agreement with B. Riley Securities pursuant to which we may issue and sell our common stock having an aggregate gross sales price of up to $1,000,000,000, from time to time through or to B. Riley Securities, acting as sales agent or principal, subject to certain limitations. Sales of shares of our common stock, if any, will be made by any method deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). As of the date of this prospectus supplement no. 2, we have offered and sold 219,835,221 shares of our common stock having an aggregate gross sales price of approximately $677,245,001 under the Sales Agreement and shares of our common stock having an aggregate gross sales price of $624,828,005 remain available for issuance and sale under the Sales Agreement. Amendment No. 2 increased the aggregate gross sales price of the Company’s common stock we may offer and sell pursuant to the Amended Sales Agreement by $375,171,995 to $1,000,000,000.
In addition, Amendment No. 2 provides that from and after the date hereof, through and including February 7, 2025, we will have the right, but not the obligation, from time to time at our sole discretion, to direct B. Riley Securities on any trading day to act on a principal basis and purchase from us the Maximum Commitment Advance Purchase Amount up to $11,000,000 of shares of our common stock; provided, however, only one principal sale may be requested per day. Notwithstanding the foregoing, the Maximum Commitment Advance Purchase Amount Cap that we may direct B. Riley to purchase as principal in principal transactions (inclusive of any shares sold by B. Riley in agency transactions) in any calendar week shall not exceed $55,000,000. If our market capitalization is less than $1,000,000,000 on and after February 8, 2025, the Maximum Commitment Advance Purchase Amount shall be decreased to $10,000,000 and the Maximum Commitment Advance Purchase Amount Cap shall be decreased to $30,000,000.
B. Riley Securities will be entitled to a commission in an amount (i) up to 3.0% of the gross sales price per share sold on an agency basis and (ii) equal to 5.0% of the purchase price per share sold on a principal basis, under the Amended Sales Agreement. B. Riley Securities may also receive customary brokerage commissions from purchasers of the common stock in compliance with FINRA Rule 2121. B. Riley Securities may effect sales to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from B. Riley Securities and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal. In addition, we have agreed to reimburse legal expenses of B. Riley Securities in an amount not to exceed $25,000 in connection with Amendment No. 2. We estimate that the aggregate total expenses for the offering, excluding compensation payable or fees reimbursable to B. Riley Securities under the terms of the Amended Sales Agreement, will be approximately $400,000.
Settlement for sales of common stock sold on an agency basis will occur on the trading day next succeeding the date on which any sales are made (or any such other settlement cycle as may be in effect pursuant to Rule 15c6-1 under the Exchange Act), or on some other date that is agreed upon by us and B. Riley Securities in connection with a particular agency transaction, in return for payment of the net proceeds to us. Settlement for sales of common stock sold on a principal basis shall occur as provided for in the applicable notice. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
The offering will terminate upon the earliest of (a) December 31, 2025 with respect to principal transactions and January 17, 2026 with respect to agency transactions, (b) the sale of all shares of common stock subject to the Amended Sales Agreement or (c) termination of the Amended Sales Agreement as permitted therein.
In connection with the sales of common stock on our behalf, B. Riley Securities will be deemed an “underwriter” within the meaning of the Securities Act, and the compensation of B. Riley Securities will be deemed underwriting commissions or discounts. We have agreed to provide indemnification and contribution to B. Riley Securities against certain civil liabilities, including liabilities under the Securities Act.
B. Riley Securities and its affiliates have in the past and may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, B. Riley Securities will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

$1,000,000,000
Common Stock

PROSPECTUS SUPPLEMENT

B. Riley Securities
November 7, 2024